Exhibit 99.1

Code of Conduct
Emera

Our Code of Conduct Principles

Safety, Health & the Environment

•  We are committed to health and wellness and strive to live and work injury free.

•  We believe that all injuries are preventable and that safety of life outweighs all other considerations.

•  We are committed to meeting our business objectives in a manner which is respectful and protective of the environment.

Customers

•  We safely deliver cost-effective and reliable energy to meet our customers’ needs.

•  We seek cleaner, affordable and more sustainable energy solutions.

•  We are deeply invested in our communities.

Integrity

•  We build trust by finding common interest and always acting with integrity.

•  We hold ourselves to high ethical standards.

•  We comply with the laws, regulations and policies that govern us.

Respect & Collaboration • We treat all people with respect and value diversity. • We achieve results through collaboration.

Excellence

•  We deliver on our commitments to customers, shareholders, other stakeholders and each other.

•  We seek continuous improvement and tenaciously pursue creative solutions.

•  We invest in the growth of our people and the development of leaders.

Emera Code of Conduct:

President and Chief Executive Officer Message

Across Emera, we are proud of the difference we are making every day.

All of us contribute to serving our customers and creating a sustainable energy future. Our business is growing, delivering value to more people in more places. At the same time, the Emera team is growing, meaning we have more of our greatest resource – our people.

Each of us – every employee in every Emera company – brings a different set of skills and expertise. Each of us brings drive and commitment. We know from experience that when we come together, we achieve great things. It is this combination of ability and approach that sets Emera apart.

Just as we share in our pride of what Emera is achieving, we also share the responsibility to act in accordance with the principles that underpin our culture. Our Code of Conduct is based on these principles, guiding us as we deal with new opportunities and challenges, as we make decisions in the course of our work that affect stakeholders and as we work together to do the right thing.

Our customers are counting on us for the energy they need to power every moment of every day, and for cleaner and more sustainable energy solutions. Our shareholders are counting on us to deliver value. Public officials are counting on us to comply with the laws, regulations and policies that govern us. In meeting these needs and those of all our stakeholders, we must maintain and enhance our reputation for integrity and respect.

I ask you to live our Code and the principles on which it is based in the course of your work. Take pride in it, just as we take pride in our business. If you see or hear something that runs counter to our Code, don’t walk by – speak up. Acting in a principled way has always been important at Emera, and it will continue to be important as we build our business together, today and into the future.

Sincerely,

Chris Huskilson

President &

Chief Executive Officer, Emera

Emera Code of Conduct:

Chief Legal and Compliance Officer Message

Emera’s Code of Conduct and the principles on which it is based (together referred to as “our Code”) are an integral part of ensuring that we are always doing the right thing at Emera Inc. and the companies controlled by Emera Inc. Our Code is a guide to help us make good decisions and act appropriately.

Our Code applies to all members of the Emera Inc. Board of Directors, all officers and all employees of Emera Inc. and all board members, officers and employees of the companies controlled by Emera Inc. (collectively referred to as “Emera officers and employees”). You are expected to know where to access it, understand it and refer to it to help ensure you take appropriate actions and make ethical decisions in the course of our work.

Our Code affirms the expectation that we will act with integrity and treat others with respect. It addresses certain laws, regulations and policies that govern us. At the end of each section, you will also find questions and answers to help illustrate the types of principled behavior we expect of our people. In addition, all Emera directors, officers and employees are required to sign a form acknowledging they have reviewed, understand, are currently in compliance, and agree to comply with our Code at the time of hire and then annually after that.

Of course, no single document can address every potential ethical situation you might face in the workplace. There are a variety of other resources available to you. Generally, your supervisor or manager is the best place to start. You also may contact Emera’s Corporate Compliance Department at 902-429-6190, or submit a question at: www. emera.com/conduct.

Emera has also established a confidential website and phone number you can use to anonymously report allegations of unethical behavior at www.clearviewconnects.com and the ClearView Connects™ Ethics Hotline, respectively.

This website and Hotline are operated by an external reporting service to ensure your anonymity. See the table in the Code entitled “Reporting Code Concerns” for additional information on how to make a confidential report.

Our Emera group of companies was founded on principles that require a high standard of ethical behavior. Our reputation and success depends on each of us continuing to do the right thing each and every day.

Sincerely,

Bruce Marchand

Chief Legal & Compliance Officer,

Emera

“Our Emera group of companies was founded on principles that require a high standard of ethical behavior.”

Content

SECTION 1
DOING THE RIGHT THING

1.1	Overview	8

1.2	Management Accountabilities	9

SECTION 2 PERSONAL
CONDUCT

2.1	A Safe and Healthy Workplace	12

2.2	A Respectful Workplace	13

2.3	An Equal Opportunity Employer	13

2.4	Personal Conduct
	Questions & Answers	14

SECTION 3
CONFLICTS OF INTEREST

3.1	Overview	16

3.2	Gifts, Favors and Entertainment	17

3.3	Outside Activities and Employment	17

3.4	Political Activities	18

3.5	Community Involvement	18

3.6	Conflicts of Interest Questions & Answers	19

SECTION 4 CONDUCTING
BUSINESS

4.1	Commitment to the Environment	22

4.2	Laws and Regulatory Rules	22

4.3	Honesty with Inquiries and Investigations	23

4.4	Financial Reporting	23

4.5	Securities Trading	24

4.6	Fair Dealing	24

4.7	Anti-Bribery	25

4.8	Affiliate Rules	25

4.9	Contract Authorizations	26

4.10	Conducting Business Questions & Answers	27

SECTION 5 MANAGING
COMPANY
REPUTATION AND RESOURCES

5.1	Use and Security of Company Resources and Assets	30

5.2	Confidential, Proprietary or Personally Identifiable Information	31

5.3	External Communications and Public Releases of Information	32

5.4	Maintaining Company Records	33

5.5	Intellectual Property	33

5.6	Managing Company Reputation and Resources Questions & Answers	34

SECTION 6
RAISING CONCERNS AND
REPORTING POTENTIAL
VIOLATIONS

6.1	Overview	38

6.2	Retaliation Will Not Be Tolerated	39

EMERA Code of Conduct    6

SECTION 1:
DOING THE RIGHT THING

1.1	OVERVIEW

Ethical behavior, or acting in a way that is good and right, is a personal responsibility we all share in our work.

Ethical behavior goes beyond complying with the laws, regulations and policies that govern us; it involves performing our jobs with integrity and thinking through the potential impacts of our decisions and actions.

Our Code of Conduct outlines the Emera Companies’ fundamental Principles and establishes a standard of ethical business conduct that is expected from all of our board members, officers and employees. We are expected to understand it, know where to access it, and refer to it to help ensure we take appropriate actions and make ethical decisions. This Code is effective July 1, 2016, and supersedes the Emera Companies’ Standards for Business Conduct and TECO’s Code of Ethics and Business Conduct.

There will be occasions when our Code does not explicitly address certain situations or dilemmas that we will encounter while performing our jobs. In these circumstances, we must use good judgment in determining the right thing to do. When faced with an ethical dilemma or an uncertain situation, it can be helpful to ask the following types of questions:

•	Would my action or decision comply with applicable municipal, provincial, state, and federal laws and regulations, and my Company policies and procedures?

•	Is it consistent with our Principles as well as the spirit of Emera’s Code of Conduct?

•	Would I be proud to tell someone I respect (e.g., co-workers, friends, or family) about my actions?

•	Will I be guilt free after I do this?

“Ethical behavior, or acting in a way that is good and right, is a personal responsibility we all share in our work.”

Nothing in our Code of Conduct is intended, nor will it be enforced, so as to limit our employees’ rights under any local, provincial, state or federal law, or limit any concerted activities by our employees related to their wages, hours or working conditions, or any other conduct protected by laws in the jurisdictions where we operate, such as the National Labor Relations Act (NLRA) in the United States and the Trade Union Act in Nova Scotia.

•	Would I be comfortable seeing it reported in the newspaper or on the evening news?

•	Would I be perfectly okay with someone treating me the same way?

If the answer is ‘No’ to any of these questions, it may not be the right thing to do and a different direction should be considered. In the event that our Code does not have the answer to an ethical question you are facing or provide sufficient detail on the appropriate application, first consult with your supervisor or manager who will either provide additional guidance, refer you to the relevant policy/procedure, or to a senior manager. See the table entitled “Still Have a Question?” for additional information.

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1.2	MANAGEMENT ACCOUNTABILITIES

We are all expected to perform our jobs in accordance with our Code of Conduct as well as all Company policies and procedures. However, employees who Emera Companies entrust with a supervisory or management position have additional responsibilities, including:

•	Providing employees with the necessary resources to understand and comply with their responsibilities under our Code and with applicable laws, regulations, and policies.

•	Ensuring that employees under their supervision complete all required training and annually acknowledge their understanding, and agreement to comply with our Code.

•	Encouraging open communication and fostering an environment where employees are comfortable raising concerns and reporting suspected misconduct.

•	Protecting anonymity and ensuring that employees are not retaliated against for reporting concerns in good faith.

•	Ensuring employees are not encouraged or directed to achieve Emera Company results at the expense of compliance with applicable laws, regulations, and policies or maintaining the high ethical standards reflected in this Code.

Any violation of our Code or other Company policy will be taken very seriously. Employees who breach our Code, violate Company policies, deliberately fail to promptly report a violation, or retaliate against an individual who reports a concern in good faith, will be subjected to a disciplinary process. Violations of a serious nature may result in disciplinary action up to and including dismissal from the Company and could also result in possible civil or criminal prosecution.

EMERA Code of Conduct    9

Altec
Emera
US DOT 782570

SECTION 2: PERSONAL CONDUCT

SECTION 2:
PERSONAL CONDUCT

2.1	A SAFE AND HEALTHY WORKPLACE

As our Principles state, we (1) are committed to health and wellness and strive to live and work injury-free, (2) believe that all injuries are preventable and that safety of life outweighs all other considerations, and (3) comply with the laws, regulations and policies that govern us, including those related to health and safety.

These Principles require each of us to correct others when we see unsafe acts or hazardous conditions. Further, all health and safety incidents, including near-misses, should be promptly reported to your supervisor, manager or using appropriate established reporting channels.

Our commitment to a safe and healthy workplace demands that we report to work free from the influence of any substance that could prevent us from conducting our work safely and effectively. Selling, possessing or being under the influence of illegal drugs while on duty, on

Emera Company premises or in Emera Company vehicles is prohibited. Employees with problems related to alcohol or drug use are encouraged to seek assistance from their Company’s Employee & Family Assistance Programs or Health & Wellness team.

“These Principles require each of us to correct others when we see unsafe acts or hazardous conditions.”

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2.2	A RESPECTFUL WORKPLACE

We have the right to work in an atmosphere that fosters mutual respect. We expect to be free from harassment, bullying, discrimination and offensive behavior in the workplace.

Harassment – be it verbal, visual or physical behavior – creates an intimidating, offensive, abusive or hostile work environment and will not be tolerated. This includes making threats of violence against other employees, contractors, customers, or property.

We are responsible for ensuring that our workplace environment remains free from harassment or hostility. You should treat all people with respect, promote awareness, prevention, and prompt resolution to address such offensive behavior.

Nothing in our Code of Conduct is intended, nor will it be enforced, so as to limit our employee’s rights under any local, provincial, state or federal law, or limit any concerted activities by our employees related to their wages, hours or working conditions, or any other conduct protected by laws in the jurisdictions where we operate, such as the National Labor Relations Act (NLRA) in the United States and the Trade Union Act in Nova Scotia.

2.3	AN EQUAL OPPORTUNITY EMPLOYER

Emera Companies are equal opportunity employers and are committed to hiring practices and a workplace environment that provides equal employment opportunities for all. This is without regard to race, ancestry, color, ethnicity, citizenship, religion, sex, national origin, age, disability, marital status, family status, handicap, veteran status, sexual orientation, gender identity and gender expression, and without regard to any other characteristic protected by applicable laws. As a result, we are responsible for ensuring that activities such as recruiting, job placement and advancement, training, performance management, compensation and disciplinary action are in accordance with our commitment to provide equal employment opportunities.

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2.4	PERSONAL CONDUCT QUESTIONS & ANSWERS

Q. I know we are supposed to report injuries, job-related illnesses and accidents, but one of my department goals is tied to our incidence rate going down and safety performance improving. What does my Company really want?

A. Emera Companies are committed to promoting a safe and healthy workplace that supports open reporting of safety incidents. Information is vital to prevention. We should always report job-related near-misses, injuries, illnesses and accidents. Company, department or personal goals are not designed to compromise employee safety. They are designed to ensure we remain focused on Emera’s goal of achieving world class safety results. Emera Companies are committed to preventing injuries and accidents, and employee reporting helps determine the steps necessary to prevent future incidents.

Q. My coworker repeatedly asks me to go out on a date with him, although I’ve told him “no” from the beginning. What should I do?

A. You should tell him, in no uncertain terms, “no means no,” and let him know that if he asks you out again, you will be forced to speak with a supervisor or someone from Human Resources. If the harassment continues, follow through with reporting the behavior.

Q. One of my coworkers regularly tries to tell me sexually related jokes. This is offensive to me and I want it to stop, but I don’t want to get the employee in trouble. What should I do?

A. Telling any type of joke that can be offensive, such as sexually related jokes, is harassing behavior and is not tolerated. You certainly can choose to give your co-worker an opportunity to correct the behavior before your co-worker gets in trouble. Let the employee know that you are offended by the jokes, that they are inappropriate in the workplace and that the jokes should stop. If the jokes persist, you should speak with your supervisor or someone from Human Resources.

Q. I’m interested in another position within my Company for which I am qualified and have significant experience, but I’m concerned my age will prevent me from competing with younger candidates. Should I apply?

A. If you’re interested and feel that you are qualified, you should apply. Emera Companies endeavor to fill all positions with the most qualified applicants and do not discriminate based on age or any other protected characteristics.

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ENL213
F-150
82
Emera
Newfoundland & Labrador

SECTION 3: CONFLICTS OF INTEREST

Emera
Newfoundland & Labrador
SECTION 3:
CONFLICTS OF INTEREST

3.1	OVERVIEW

We are expected to act in the best interests of the Emera Companies at all times and, therefore, we should watch for potential conflicts of interest. When a conflict of interest arises, others may question our integrity.

A conflict of interest arises when personal, social, financial or political activities or business relationships interfere with our objectivity and loyalty to the Emera Companies (e.g., you, a member of your family or a friend, receives a personal benefit as a result of your position in an Emera Company). We must make all work decisions based on the best interests of the Emera Companies and not on personal interests. Actual conflicts or the appearance of a conflict should be avoided or disclosed to your supervisor, manager or an officer of the applicable Emera Company, to be properly assessed and addressed. Carefully consider your own situation for any conflicts of interest, including taking personal advantage of opportunities discovered through your use of Emera Companies’ property, information or your position within your Company.

We cannot act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, sub-contractor, customer, competitor or any other person or organization with which Emera’s Companies do business or compete with, without the express prior approval of the applicable Emera Company’s President, or the Emera Company’s Board of Directors in the case of the President. You must get approval from your supervisor or manager when a company, partnership or business in which you, or a member of your family, own more than a 10 percent interest, or in which you are a director, partner, officer or employee, seeks to do business with any Emera Company.

“We must make all work decisions based on the best interests of the Emera Companies and not on personal interests.”

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3.2	GIFTS, FAVORS AND ENTERTAINMENT

We should not accept, offer or authorize gifts, entertainment or other favors that are not a reasonable part of business relationships. While gifts of cash are never acceptable, the occasional exchange of modest gifts and business courtesies, such as entertainment, sporting event tickets, meals or promotional items can build goodwill in business relationships and may be permissible.

A gift or payment is improper if it is used to influence or could appear to influence a business decision. We should exercise good judgment in each situation, taking into account the nature of the gift or entertainment, its purpose, appearance, positions of the persons providing and receiving it, and the business context. Some exchanges may be seen as bribes and could tarnish the reputation of all Emera Companies as well as the individuals involved. Further, there are unique anti-bribery requirements for government officials that need to be followed as explained in Section 4.7. We should not provide anything of value to any local, state, provincial or federal elected or appointed official or government employee unless it has been first confirmed that the item complies with all laws and regulations.

In any event, the receipt of gifts or benefits of $500 or more must be pre-approved by an officer of your Company prior to acceptance. If in doubt, consult an officer of your Company for advice in this regard. If you are a member of a Board of Directors of an Emera Company, consult the Company’s Chair of the Board.

3.3	OUTSIDE ACTIVITIES AND EMPLOYMENT

While at work, we are expected to devote full-time effort to the business of our Emera Company. We should avoid any outside activities and/or employment that may interfere with performing our regular jobs or that is conducted during normal work times. Outside activities and employment should never involve the disclosure or use of proprietary, confidential or non-public Emera Company information, nor should the outside employment embarrass or discredit any Emera Company.

In addition, if a family member or member of your household works for a competitor or a business entity that does business with any Emera Company, there could be a conflict of interest. See Section 3.1 for additional information on how to address potential conflicts of interest.

You are prohibited from personally benefitting from business opportunities that are discovered through the use of corporate property, information or position.

From time to time, we may be asked by suppliers and customers to endorse, promote or give testimony for products, services or equipment used by an Emera Company. Since Emera cannot ensure or guarantee the performance and reliability of suppliers’ products or services, we must not endorse a product or service in a way that implies or suggests endorsement by any Emera Company. Likewise, we should not criticize a product or service in a way that suggests that any Emera Company is making the criticism. Any endorsement or criticism of a product or service requires the approval of an officer of the applicable Emera Company.

EMERA Code of Conduct    17

3.4	POLITICAL ACTIVITIES

Emera Companies support participation in political activities at all levels by encouraging us to be well informed, to exercise our privilege to vote based on our individual views and by supporting candidates of our choice. We may volunteer our personal time and contribute personal money to a campaign or to a fellow employee’s organization that raises money to privately influence elections or legislation (referred to in the U.S. as political action committees). However, in no way are contributions to, or support of, any political party, candidate or issue considered a condition of employment or necessary for advancement. Further, no funds or assets of an Emera Company shall be contributed to any political party or organization, or any candidate for public office, except where such contribution is permitted by all applicable laws and authorized by an officer of the applicable Emera Company or the Board of Directors of the applicable Emera Company1.

The right to seek or hold elected or appointed public office is permitted by the Emera Company as long as it does not interfere with your work performance or create a conflict of interest. Working for a regulated utility and being in public office, however, may present complications. If you are a prospective candidate for public office, you should discuss the opportunity in advance with your supervisor or manager.

[1]	Any United States (“U.S.”) Emera Company may participate in U.S. political activities; provided that the U.S. Emera Company abides by all federal, state, and local requirements for such political activity, including that no foreign national participates in any way in the decision-making process regarding the contributions.

3.5	COMMUNITY INVOLVEMENT

Emera is proud of our tradition of supporting our communities. We are encouraged to be active, responsible citizens in the communities where we live and to support the organizations that bring value to our communities and environment. However, we should use good judgment in selecting community activities, civic groups or charitable projects to ensure that participation does not conflict with our responsibilities at any Emera Company or with Emera’s business interests.

You should discuss community involvement with your supervisor or manager to determine if a conflict exists.

18    EMERA Code of Conduct

3.6	CONFLICTS OF INTEREST QUESTIONS & ANSWERS

Q. I’ve been asked to participate in a local customer-sponsored golf event. May I attend this event?

A. This kind of business entertainment may be acceptable because it builds our relationship and can generate goodwill. Always consider whether the event would influence or appear to influence a decision about a customer. Also, consider whether it has a business purpose, how it appears to employees and others, and whether attendance benefits your Company. When in doubt, discuss it with your supervisor or manager.

Q. I’m considering a second job opportunity. Is this a violation of our Code?

A. It may be. For example, if it is working for a competitor or vendor with whom an Emera Company does business it is considered a violation. Remember, your job at your Company is your first responsibility and you must be able to fulfill your duties without conflict or interference. Your second job should not be conducted during your regular work hours, and Emera Company property cannot be used. Of course, nothing in our Code’s approach to conflicts of interest interferes with employees’ rights to engage in activity protected by law, such as concerted activity under the NLRA.

Q. My brother owns a contractor company and wants to bid on work for our power plants. Is he allowed to bid on the job given our family relationship?

A. Your brother may submit a bid as long as you have no responsibility for procuring these services. You also should disclose the relationship to your supervisor or manager. If your brother’s company is chosen as a vendor, you cannot be involved in any aspect of his work, including supervising the work or processing payments for the work.

Q. I’m remodeling my house and have been offered a reduced price for the work from an Emera Company supplier. Is it okay for me to take this offer?

A. You may accept only if the reduced price they have offered is their regular reduction for services. You should not use your position at your Company to obtain offers or favors from people with whom your Company does business. No matter how innocent the intent, it could be perceived as a conflict of interest and that the offer may influence you or your business decisions.

Q. A vendor to my Company asked me to say a few words about its work to be used in an advertising campaign or on its company website. Is it okay for me to give a positive endorsement since I am very satisfied with the product?

A. Under most circumstances, no, because Emera Companies cannot ensure or guarantee the performance and reliability of a supplier’s product or service. As such, we generally do not endorse individual suppliers. If approached to endorse a supplier, consult with your supervisor or manager who will either provide additional guidance or refer you to a senior manager.

Q. My work group plans to purchase a table at a charity fundraiser banquet, and wants to invite some elected officials to sit with us. Is that okay?

A. You should not invite these individuals, unless first vetted and approved through the appropriate Governmental or Community Affairs leadership of your Company. Any item of value, in this case, the meal, must comply with all laws and regulations that limit or prohibit such gifts, or require that the gifts be reported.

EMERA Code of Conduct    19

SECTION 4:
CONDUCTING BUSINESS

4.1	COMMITMENT TO THE ENVIRONMENT

We conduct business in an environmentally responsible manner and with high regard for environmental protection. We promote a corporate culture that endorses environmental responsibility and accountability.

You are expected to report environmental emergencies or incidents, including near– misses, quickly and appropriately to designated personnel, consistent with your Company’s environmental incident reporting guidelines, and make all reasonable attempts to prevent negative impacts on our environment. This includes giving careful attention to the proper handling, treatment, and disposal of wastes and emissions.

4.2	LAWS AND REGULATORY RULES

Emera Companies operate in Canada, the United States and the Caribbean, conduct business in other jurisdictions, and are subject to applicable municipal, provincial, state and federal laws, rules and regulations in each of these jurisdictions. We must conduct business with high regard for the spirit and letter of the law, and we must comply with all applicable laws and regulations in carrying out our responsibilities. We are responsible for conducting business that is in compliance with all federal, state and local laws, rules and regulations applicable to our job responsibilities. Violations of a law, rule or regulation may jeopardize the reputation and business interests of Emera and can result in personal and corporate liability.

We must:

•	Be aware of laws, rules and regulations that affect our job responsibilities and comply with them; and

•	Seek guidance from our supervisors or managers if we have questions about the applicability or interpretation of any law, rule or regulation.

22    EMERA Code of Conduct

4.3	HONESTY WITH INQUIRIES AND INVESTIGATIONS

We are committed to being truthful with, and responsive to, regulators, auditors and other elected or appointed officials and government employees who oversee our business. If you have contact with these types of government officials/employees in the course of your work or are asked to provide information in connection with an audit, inquiry or investigation, you must make sure that all information you provide is truthful and that your Company’s legitimate interests are protected. In addition, you should never destroy, falsify or alter documents or records relating to any potential or pending audit, inquiry or investigation. If you receive a request for non-routine information from an external auditor or government authority, promptly report the request to your supervisor or manager to receive guidance before responding.

4.4	FINANCIAL REPORTING

As a publicly traded enterprise, Emera is committed to the disclosure of accurate, complete and timely information about our business, financial condition, and results of operations. All assets, liabilities and transactions must be accurately and completely recorded in the applicable Emera Company’s financial records. We have the responsibility of helping to ensure that the Company information we are involved with creating, transmitting or entering into our financial or operational records is complete and accurate, and supported with appropriate documentation.

All records, accounts and financial reports made available to shareholders, regulators and the public must accurately reflect transactions and events and conform to generally accepted accounting principles, applicable laws and regulations, and to the Emera Companies’ systems of internal controls. If you feel you are being asked to record a transaction in a dishonest or inaccurate manner, report it to your supervisor or manager at once.

EMERA Code of Conduct    23

4.5	SECURITIES TRADING

We may become aware of material information about an Emera Company that has not been publicly disclosed. This is referred to as inside information. Information about an Emera Company is material if it could be expected to affect the market price or value of Emera’s securities, or would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions. Examples of inside information include unpublished financial results, changes in dividend policy, information about mergers or acquisitions, and information about a significant sale of assets.

Emera’s success in the financial marketplace requires that we maintain the trust and confidence of the investment community. If we become aware of inside information, which is not publicly available to all investors, even if inadvertently, we are prohibited from:

•	Buying or selling Emera stocks, bonds and other securities while such information remains non-public;

•	Buying or selling securities of Emera Companies’ partners, suppliers, customers or other companies or business entities with which Emera Companies have a business relationship while in possession of inside information about those companies or business entities; and

•	Sharing inside information with any other person not authorized to receive it, including family and friends.

Inside information about an Emera Company must always be treated confidentially.

4.6	FAIR DEALING

Emera Companies are subject to laws and regulations designed to ensure a “level playing field” for all market participants (i.e., laws to assure the preservation of free and competitive commerce). To ensure competitive markets, these laws prohibit agreements or activities that have the effect of unreasonably restricting trade. As such, we are expected to avoid conduct that would take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing. Further, we must not take part in illegal, anticompetitive acts, such as fixing prices, manipulating markets, limiting production, unfairly restricting competition, deceiving or misrepresenting.

“As a publicly traded enterprise, Emera is committed to the disclosure of accurate, complete and timely information about our business, financial condition, and results of operations.”

24    EMERA Code of Conduct

4.7	ANTI-BRIBERY

Employees, officers, and directors of Emera Companies are required to conduct business ethically and in compliance with applicable anti- bribery laws where we do business. These laws generally prohibit companies and individuals from offering, promising, authorizing or giving bribes, kickbacks, or anything of value, directly or through a third-party, to government officials, other public officials or any person, in order to obtain or retain business, or secure an improper business advantage. These laws also require that all Emera Companies’ books and records be accurate, and that adequate internal financial controls and procedures are maintained.

Violations of applicable anti-bribery laws can result in job termination, severe corporate criminal penalties, fines and reputational harm as well as criminal fines and penalties, including imprisonment, for individuals.

Emera is aware of the importance of compliance with these laws and the potential risks associated with foreign business relationships. As such, we are required to conduct reasonable, risk-based due diligence before engaging a foreign third-party. You must immediately report to the Chief Legal and Compliance Officer or a member of your Company’s legal department any anti-bribery “red flags” or irregularities (i.e., an indication that an agent, business partner, or contractor may have made, or intends to make an illegal offer or payment, or bribe, in connection with an Emera Company’s business activities), and obtain their approval before proceeding with such business activity.

4.8	AFFILIATE RULES

Emera Companies are regulated by a number of Canadian, U.S. and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct which address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. Emera Companies have created codes and standards of conduct addressing the same matters (collectively the “Affiliate Rules”). We must be aware of, and comply with, these Affiliate Rules at all times.

EMERA Code of Conduct    25

4.9	CONTRACT AUTHORIZATIONS

Contractual agreements govern our business relationships and ensure all Emera Companies’ intellectual property, business agreements and confidential information are protected.

As the laws governing contracts are numerous and complex, Company procedures are in place to ensure that any contract entered into on behalf of an Emera Company has the appropriate level of review and approval.

Each Emera Company team includes a group of people trained to ensure that contractual arrangements adequately protect our interests and minimize risks.

You must:

•	Know what types of contracts you are authorized to enter into on behalf of your Company, if any;

•	Comply with your Company’s policies and procedures for entering into contracts; and

•	Ensure there is proper authorization, including legal review where required by such policies and procedures, prior to execution of any contract.

“Each Emera Company team includes a group of people trained to ensure that contractual arrangements adequately protect our interests and minimize risks.”

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4.10	CONDUCTING BUSINESS QUESTIONS & ANSWERS

Q. I’m concerned about reporting a suspected fraud. What if I am wrong and it gets me in trouble or I hurt someone’s reputation?

A. We encourage you to report any suspected fraud. We do not hold you accountable for reports made in good faith, even if determined unfounded. We investigate claims of fraud objectively, fairly and in a confidential manner. Failure to report actual or suspected fraud allows the activity to continue.

Q. I am working in a foreign country with an agent who is helping me navigate some of the intricacies of contracting with a foreign government. I have concerns that some of the money we are paying the agent may be going toward paying bribes to government officials, but I have no actual knowledge that bribes have been paid. Is this of any concern?

Q. Can I trade securities of other companies if I have inside information about them as long as I’m not employed there?

A. No, it is illegal to trade securities of a publicly traded company while you have inside information about it. For example, if a friend, family member, coworker, vendor, customer or any other person gives you inside information about another company, it is illegal to trade that company’s securities.

A. Yes. Emera does not approve of and can be liable for bribes made to foreign government officials, even if they are made by an agent or subcontractor. We cannot avoid liability by turning a blind-eye when circumstances point to a potential violation of anti-bribery laws. You should report the matter to your Company legal team as soon as you become aware of the situation.

EMERA Code of Conduct    27

4.10	CONDUCTING BUSINESS QUESTIONS & ANSWERS (continued)

Q. I observed an oil release from company equipment and I am not sure how much got out. Do I need to report this?

A. Yes. It is critically important to notify your Company’s environmental team about any spill or release, regardless of the magnitude, to ensure compliance with regulatory requirements and to protect health and safety.

Q. My department is being audited, and I recently received a request to submit my department’s training records for the past three years. I know there are dates missing from some of the entries. I’m pretty sure this was just an oversight. Should I add the dates in for those entries before sending?

A. While it is our responsibility to keep up-to-date and accurate records for our respective areas, records provided to auditors must not be altered and should be provided as-is. You should inform your supervisor or manager of the situation, so he or she can inform the auditors of the potential discrepancy and implement a process to prevent any future data gaps.

Q. During a routine audit of his Company’s financial statements, Joe, a member of the internal audit team, discovered a mistake in the revenues that were reported in the most recent financial report. He immediately brings the mistake to the attention of his supervisor. The Company takes the appropriate steps to correct the mistake and issues revised statements. Has the integrity of the financial reporting been maintained?

A. Yes. All reporting must be prepared in accordance with generally accepted accounting principles; however, it is possible that errors can occur. If appropriate steps are taken to act with integrity, to be transparent, to take all measures required to rectify the error, and communicate appropriately to stakeholders, our Code has been upheld.

Q. A senior manager of one of our major suppliers has proposed a contractual relationship with the express intent of harming a competitive supplier’s business. Is this considered a restriction of trade?

A. Likely, yes. Anti-trust and anti-competition laws are complicated and vary from jurisdiction to jurisdiction, often requiring experts to assess whether a given statement or action restricts trade. By being sensitive to these types of statements and actions, and telling your supervisor if you come across this type of situation helps to ensure that Emera does not engage in activities that restrict trade.

Q. Ann works for one Emera Company and is working on a project for another Emera Company. Must her time be tracked and charged back for all of the hours she has put into the project?

A. Yes. Affiliate Rules govern how Emera Companies work together and how they share information and employee time.

Q. Are all managers authorized to sign contracts on behalf of their respective Company without legal review and approval?

A. It depends on the nature of the contract and the given manager’s signing authority. For example, certain material, non-standard contracts require legal review, while certain standardized contracts merely require an authorized manager’s signature. If in doubt, refer to your Company’s contracting guidelines or speak to your supervisor or manager.

“We investigate claims of fraud objectively, fairly and in a confidential manner.”

28    EMERA Code of Conduct

3414
TECO
TAMPA ELECTRIC

SECTION 5: MANAGING COMPANY REPUTATION AND RESOURCES

5.1	USE AND SECURITY OF COMPANY RESOURCES AND ASSETS

Emera Companies have many valuable tangible and intangible assets, including copiers, fax machines, computers, phones, vehicles and other supplies and equipment. We are responsible for protecting Company assets from theft, loss, damage, misuse, attack or exploitation.

Emera Company information and property should be used only for legitimate business purposes and not for inappropriate or illegal uses. Occasional personal use of some devices (such as personal phone calls or email) may be permitted, if it does not interfere with job performance, impose any additional business costs, or violate any other policy.

In addition, information systems and associated technology assets are provided so we can perform our jobs. We are responsible for information security and must be aware of information security processes and policies. When accessing Emera Company information systems through an external device (such as a home computer, cellular phone or other personal communications system), or through a public or private internet or wireless connection, you must take appropriate precautions against unauthorized access, such as using passwords, encrypted thumb drives, and secure wireless networks consistent with your Company’s information security guidelines. Electronic communications such as email, voice mail, text, instant messages, or blogs are a form of corporate data that must be safeguarded. Electronic communication of confidential or proprietary information must be transmitted in a manner consistent with your Company’s information security guidelines. Your Company may inspect these systems and tools at any time in accordance with each jurisdiction’s privacy regulations, to search or monitor for misuse. We should not expect any personal privacy for communications that are sent, received or stored on an Emera Company asset.

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5.2	CONFIDENTIAL, PROPRIETARY OR PERSONALLY IDENTIFIABLE INFORMATION

During the course of business, we may have access to confidential, proprietary or personally identifiable (“sensitive”) Emera Company, employee, customer or third-party information. Sensitive information is information that is usually not known by the general public, that could provide an organization with some kind of business advantage or that may be harmful to an Emera Company, employee, customer or third party if disclosed. Examples of sensitive information include: employee health and wellness information, personally identifiable customer information, research and development, wages and salaries, financial data or other proprietary business information. As a general rule, we should presume that any information we receive about an Emera Company, its customers or its employees is sensitive.

We may not at any time disclose or share sensitive information with anyone, except what is required to perform duties assigned by your

Company or required by law. Each of us must be vigilant to protect sensitive information against loss, theft, unauthorized access, alterations and misuse. To safeguard sensitive information, we should mark it accordingly, keep it secure and limit access to only those who have a need to know in order to do their jobs. Where sensitive information is entrusted to people outside of your Company, efforts must be made to ensure the continued protection and confidentiality of that information. Failure to comply with confidentiality obligations may cause irreparable damage to Emera Companies or to others and may result in legal penalties or adverse regulatory actions.

“Each of us must be vigilant to protect sensitive information against loss, theft, unauthorized access, alterations and misuse.”

EMERA Code of Conduct    31

5.3	EXTERNAL COMMUNICATIONS AND PUBLIC RELEASES OF INFORMATION

Emera Companies use a variety of channels to communicate information to the public, including financial reports, news releases, social media and regulatory filings. Because the unauthorized or inappropriate release of information to the public may violate securities laws, cause stakeholder confusion and damage Emera’s competitive position and reputation, Emera Companies have each designated specific individuals who are trained, qualified and authorized to release information to the public and speak on behalf of such Emera Company. Unless you are an authorized spokesperson, you should not speak on behalf of any Emera Company or respond to news broadcasts, media inquiries, articles or public comments, including those made by regulators and other elected or appointed officials or government employees about any Emera Company.

Regarding social media, whether using either an Emera Company-owned or personal communications device, we are all viewed as representatives of Emera Companies during work and non-work hours. Use good judgment while on social media sites, follow our Code and associated social media policies, and remember you cannot speak on behalf of an Emera Company unless authorized. We are encouraged to support social media activity from official Emera Company accounts through actions such as liking and sharing.

Regarding regulatory and governmental investigations and proceedings, we are expected to forward requests for information to the appropriate Company department if providing this type information is not part of our normal job responsibilities. We also must inform our supervisor or manager immediately about any request from a government agency or individual that falls outside of our routine job responsibilities. Further, you must report to your supervisor or manager any violation of laws or regulations that may warrant disclosure to the appropriate government authorities consistent with your Company’s external reporting policies and procedures. In addition, you are expected to cooperate fully and truthfully with regulatory and governmental investigations and proceedings, and shall not obstruct other employees from doing so.

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5.4	MAINTAINING COMPANY RECORDS

We must retain records that are complete and in compliance with applicable standards, laws and regulations. Emera Companies have records management programs that address the creation, management, retention and destruction of Emera Company information and records consistent with applicable legal and regulatory requirements. You should be familiar with your Company’s records management policy and procedures, including obligations for creating, keeping and destroying records, including how to handle records related to litigation, audits and investigations.

5.5	INTELLECTUAL PROPERTY

Intellectual property, such as an Emera Company logo or trademark, is an important resource that is used to create value for customers and shareholders. As such, we need to safeguard it. Intellectual property is property that results from original creative thought, and may be protected by copyrights, trademarks, service marks or other licenses. Emera Companies own all rights to any product that you create or develop in your work, including any technology, patents and copyrights. You must not infringe on patents, trademarks or any other intellectual property rights of other companies, business entities or individuals. Violation of intellectual property rights breaches our principle of integrity and may subject both you and your Company to substantial liability.

You must:

•	Only use the name of Emera Companies, and their service marks and trademarks, for authorized purposes;

•	Understand that any intellectual property created by you in the performance of your job responsibilities belongs to your Company;

•	Report any unauthorized use of copyrights, patents, service marks and trademarks to your supervisor or manager;

•	Respect all intellectual property received from third parties under confidentiality or license agreements and obtain these parties’ permission for use; and

•	Be accurate and truthful in communications of information about our products and services.

EMERA Code of Conduct    33

5.6	MANAGING COMPANY REPUTATION AND RESOURCES QUESTIONS & ANSWERS

Q. I operate a general contractor business from home to make a little extra money. Is it okay if I use an Emera Company vehicle to transport my tools and material once in a while?

A. No. This is an improper use of an Emera Company asset and property for personal reasons, and it is not allowed.

Q. I have a presentation that I need to have ready for my vice president on Monday morning. Can I email this material to my personal email account, or upload to my Dropbox account so that I can work on it at home on my own computer?

A. Emailing or storing confidential or sensitive information outside of your Company’s internal network puts this information at increased risk and requires proper precautions. Your Company has legal and regulatory responsibility to protect certain types of sensitive information at all times. Any such activity should be carried out consistent with your Company’s information security policies and procedures. You should always check with your supervisor or manager and consult with IT about the most appropriate and secure way to manage any transfer or storage of data that is external to your Company’s networks and devices.

Q. There are times when I need to share my user ID and password to my office computer with another employee. For example, if I am out sick and a file needs to be updated that is located on my local hard drive, am I allowed to share my password with a fellow employee, so that he or she can obtain the file and perform the work in my absence?

A. No. Sharing passwords exposes the Company to potentially significant security risks; as a result, employees are strictly prohibited from sharing their passwords with anyone. You must follow your Company’s respective password protection policies and procedures at all times, including when you require assistance from IT personnel (e.g. desktop support, etc.).

Q. I need to send a file containing customer information to one of our vendors. Can I send this over the email system?

A. First, be sure the sharing of your Company’s customer information, especially sensitive information, with a third-party is permitted. Data privacy laws and regulatory restrictions vary, and may require customer permission or notification prior to sharing or may otherwise limit this type of activity. Second, any business

34    EMERA Code of Conduct

5.6	MANAGING COMPANY REPUTATION AND RESOURCES QUESTIONS & ANSWERS (continued)

communications that contain sensitive information should be carried out consistent with your Company’s information security policies and procedures. Only approved methods should be used to protect the information, and all data transmissions must occur through the most secure means feasible. Check with your supervisor or manager if you have any questions about the sensitivity of the data you plan on sharing.

Q. You encourage me to be an ambassador for my Company, but you don’t want me to act as a spokesperson for any Emera Company. What is the difference between being a spokesperson and an ambassador?

A. An Emera Company spokesperson is one who has been authorized to represent the applicable Emera Company in talking with the media and designated to explain or give Emera’s official position on matters relating to such Company. Usually the spokesperson is an Emera Company leader or communications team member. While there are usually only a few spokespeople in each Emera Company, every employee has the opportunity to be an ambassador for Emera. As an ambassador, you show Emera in the best light by providing great customer service, by helping our customers understand our business and our desire to meet their needs and by supporting your Company’s brand. When questioned by the media about information pertaining to any Emera Company, you should refer the media to the applicable Emera Company spokesperson.

Q. If I take pictures at an Emera Company event, can I post them to my personal Facebook page? What if the Emera Company logo is showing in the photo?

A. Neither Emera nor any Emera Company intends to prohibit the posting of pictures taken at a public event, however; you should not post pictures depicting conduct that runs counter to the Code (e.g., pictures that show abusive or obscene behavior).

Posting photos of any Emera Company facility not readily available to the public is not permitted. For example, do not post photos of the interiors of our buildings, our power stations or other Emera Company facilities, for obvious security reasons.

If the logo is noticeable in the photo, such as on a shirt or on a banner, this does not violate the guidelines when used for noncommercial purposes or within the “fair use” exception. The same applies to trademarks and other intellectual property of Emera Companies.

Q. My friends and family know where I work, and sometimes I talk about my Company, my job, the people I work with, or my Company’s plans for the future. I consider those conversations private; is that a problem?

A. Emera’s guidelines and policies are not intended to interfere with free speech or your right to express your opinion. However, if your conversation could be misunderstood to represent the official Emera Company position – or if you disclose sensitive or confidential information about an Emera Company not available to the public – you could be violating Emera Companies’ policies or, if inside information is involved, securities laws.

Nothing in our Code of Conduct is intended, nor will it be enforced, so as to limit the exercise of employees’ rights under any applicable laws, such as the NLRA, including employees’ discussions regarding their terms and conditions of employment. As such, you are permitted to discuss your personal situation, but may not disclose other sensitive or confidential information that you receive as part of your job duties. Nothing in our Code prohibits employees from reporting concerns, making lawful disclosures, or communicating with any governmental authority about conduct the employee believes violates any laws or regulations. If you have questions regarding these rights, contact your Company’s Human Resources Department for clarification.

EMERA Code of Conduct    35

Nova Scotia
POWER
An Emera Company
SHARE
READY
NOVA SCOTIA'S ELECTRIC TEST DRIVE

TECO
TECO

SECTION 6: RAISING CONCERNS AND REPORTING POTENTIAL

SECTION 6: RAISING CONCERNS AND REPORTING POTENTIAL

EMERA Code of Conduct    37

6.1	OVERVIEW

Each of us has a duty to report situations where we believe a violation of our Code or another Emera Company policy has occurred.

Failure to promptly report concerns or potential violations could allow suspected wrongdoing to continue, and potentially subject each of us, as well as Emera Companies to harm. There are several resources available for reporting concerns or potential violations in the workplace.

Generally, the first place to report concerns or suspected violations is with your supervisor or manager. If that is not appropriate in the situation, you can elevate your report to any senior leader within your Company or to a Human Resources representative for resolution. In circumstances where such reporting is not appropriate given the serious nature of the violation or does not provide the necessary level of confidentiality, you can access the confidential and anonymous ClearView Connects™ Ethics Hotline at www.clearviewconnects.com or by calling the numbers highlighted in the Reporting Code Concerns table. This Ethics Hotline is accessible 24/7 and is operated by ClearView Connects™, an independent, external reporting service.

The Ethics Hotline provides employees, contractors, and third parties with a mechanism to report serious concerns of ethical misconduct (e.g., accounting and auditing concerns, fraudulent activities, bribery, manipulation/ falsification of records, Health, Safety & Environmental violations, etc.) in a confidential and anonymous manner. While anyone may submit a report in an anonymous manner, Emera encourages reporters to identify themselves to facilitate ongoing communication. All submissions (anonymous or not) regarding unethical behavior or violations will be treated on a confidential basis, unless specifically permitted to be disclosed by the reporter or required by law.

It is important to note that the ClearView Connects™ Ethics Hotline is not meant to be a substitute for direct and meaningful communication with your supervisor, manager and/or Human Resources representative. This Hotline is, however, available as an additional resource if normal channels are not feasible or appropriate.

Emera’s Director, Internal Audit is responsible for administering the Ethics Hotline process with oversight from the Chief Legal & Compliance Officer and the Emera Audit Committee. Reports received through the Ethics Hotline will only be disclosed to those persons who have a need to know in order to properly investigate the concern. Investigations may be conducted and/or managed by Internal Audit, Ethics & Compliance, Human Resources, Legal and/or Corporate Security personnel within an Emera Company or potentially by an external agent or agency, depending on the nature of the matter. Once you submit a report through the Ethics Hotline, you can check for updates by using a pre-assigned reference number automatically generated by the ClearView Connects™ system.

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6.2	RETALIATION WILL NOT BE TOLERATED

Any employee who in good faith seeks advice, raises a concern, or reports suspected misconduct related to our business is not only following our Code, but is also doing the right thing. Emera will not tolerate retaliation, threats of retaliation, termination from an Emera Company, or other types of discrimination that are directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

If you believe that you have been retaliated against for seeking advice or reporting suspected misconduct, you should immediately contact Emera’s Director, Internal Audit or Chief Legal & Compliance Officer through the Corporate Directory or call the applicable ClearView Connects™ Ethics Hotline number noted in the table entitled “Reporting Code Concerns” in Section 6.1.

“Any employee who in good faith seeks advice, raises a concern, or reports suspected misconduct related to our business is not only following our Code, but is also doing the right thing.”

Emera Companies will protect all employees who raise a concern in good faith. Reporting in good faith does not mean that you have to be right when you raised the concern; you just have to believe that the information you provided was accurate. It is important to understand that it is a serious violation of our Code to knowingly make a false accusation, lie to investigators, or interfere or refuse to cooperate with a Code investigation.

EMERA Code of Conduct    39

Emera